FORM 1-K

ANNUAL REPORT

For the Fiscal Year ended December 31, 2022

For

Apis Cor Inc.

A Delaware Corporation

Commission File Number: 024-11666

CONTACT INFORMATION :

Apis Cor Inc.

3060 Venture Lane #101

Melbourne, FL 32934

Phone: (347) 404-1481

ITEM 1 - DESCRIPTION OF THE BUSINESS

Summary

Apis Cor Inc. is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses (collectively, the “Technology” or “Structural 3D Printing Technology”).

Additive manufacturing, or 3D printing, is a process whereby a material is deposited one layer at a time to create a three-dimensional structure. Over the past 20 years, 3D printing has revolutionized the manufacturing world, providing a cheaper and more efficient way to create prototypes and test designs. Apis Cor is bringing 3D printing to building structures. Structural 3D printing allows developers to build faster, cheaper, and more consistently.

The Company provides advanced Structural 3D Printing Robotics and durable 3D Print Materials to developers and homebuilders to reduce the costs of building. Structural 3D printing will enable construction companies decrease labor costs, increase productivity, and enhance the quality of the building itself through consistency between structures.

History of the Business

Apis Cor Inc. is a Delaware Corporation incorporated on December 19, 2019. The principal place of business and operations of the Company are in Florida. Since inception, the Company has been conducting research and development activities regarding the Technology. As of April 2023, the Company has developed the initial commercial versions of its 3D Printer and Mixer Units and has begun sales to customers. The Company has also focused on implementation of manufacturing infrastructure.

Manufacturing of individual parts for the Company’s Technology/products is currently outsourced, however, final assembly is done by the Company. The Company invested all of 2022 on progressing development and implementation of manufacturing procedures.

On September 15, 2021 the Company amended its Certificate of Incorporation to authorize two classes of equity securities to Common Stock and Preferred Stock. Through this filing, the Company increased the authorized number of Common Stock shares to 400,000,000 and Preferred Stock shares to 100,000,000. Additionally, the Amended And Restated Certificate of Incorporation affected a 12.0899429354:1 stock split for all outstanding Common Stock as of September 15, 2021.

The Company’s Products and Services

Apis Cor Inc. is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses and other structures.

The Company’s products and services derive directly from the 3D printing process, which enables real estate developers and the construction industry, just like others in the manufacturing sector the following benefits:

(1)	Increased productivity and fast construction process;

(2)	Better and constant quality including a drastic reduction of human error which cuts off the cost for fixing the errors and post finishing works;

(3)	Significant reduction of reliance on human labor on job site causing an unprecedented ability to scale the development process;
(4)	Marked increase in freedom in design for any structure. Less limitation on prefabricated materials such as cinderblocks;

(5)	Marked reduction in the cost of construction through cutting the need for human labor costs.

Modern construction cannot keep up with the growing demand because construction heavenly mainly relies on manual labor. Deployment of the Company’s Technology greatly reduces the labor requirements for any one project.

The US Census Bureau’s 2022 Survey of Construction found the average stick-built house takes 7.6 months to construct. This does not include the average of 1.5 months for building authorization and permits. Note that this timeline refers to houses built for sale, such as custom homes in a new housing development. Homes built by the homeowners themselves took considerably longer, at 13.3 months total, likely due to less experience and smaller crews.

To compare (average 2,300SF house, 1 floor):

Wall construction of concrete masonry house: approx. 400 hours

Wall printing using Apis Cor 3D printer: approx. 40 hours

Nationally, the United States is facing a shortage of more than 6.5 million affordable homes, with over 500,000 – 600,000 people experiencing homelessness on any given night. Due to a lack of skilled labor, the construction industry simply cannot keep up with the growing demand. The Company’s Structural 3D Printing Technology provides an optimal solution to fill the national shortage that gap by delivering more houses without filling a human’s role.

Synopsis of the Company’s Structural 3D Printing Technology

The Company has invented and developed three main technologies for Structural 3D Printing. The primary technology is the Structural 3D Robotic Printer. The secondary, yet just as crucial is the proprietary 3D Print Material(s), which provides the raw material for the walls of the structure. The third major technology is the 3D Print Material mixing and pumping unit (the “Mix and Pump Machine”). The Company supplies its customers with all of these Technologies through equipment lease arrangements and standard purchase arrangements.

Structural 3D Robotic Printers

Apis Cor has invented and developed robotics equipment to 3D print full scale walls on various structure types, including full scale houses, using proprietary cementitious materials. Development of the Structural 3D Robotic Printers began in 2015. The current Structural 3D Robotic Printer design weighs approximately 2,900 pounds, has the ability to print up to three floors, and only takes 30 minutes to set up. The Structural 3D Robotic Printer can be set up by two persons and is controlled by a tablet such as an iPad. The 3D Robotic Printer printing arm comes equipped with a Company-designed smart spatula installed on the printing nozzle’s end. The proprietary design prevents the "sausage" effect common to other structural 3D printers, eliminating the need for long and costly finishing processes.

The Structural 3D Robotic Printer is mounted on tracks and includes a four-point leveling system. This ensures that the Printer is able to move around the printed structure and deposit the material in a level and consistent manner.

The Company intentionally made the Structural 3D Robotic Printer extremely mobile. Small enough to fit onto the bed of a pick-up truck or a trailer. Because of this, the Structural 3D Robotic Printer can be moved all around the job site. The only restriction to the printed structure’s size is the area of the development site itself. Using the Structural 3D Robotic Printer’s continuous track mobile platform, the Printer can reposition itself when a layer is complete and continue depositing 3D Print Material in a matter of minutes. This compact size increases accessibility of 3D printed structures to a greater number of developers. Additionally, setup does not require cranes or heavy machinery. The rugged lightweight design means the Structural 3D Robotic Printer can travel over any surface including sand, grass, and gravel.

In addition to decreased labor and opportunity costs normally associated with construction, the Structural 3D Robotic Printer allows for immeasurable amount of consistency between structures. The Company has essentially invented a skilled robot equipped with precise dosage devices and sophisticated algorithms to ensure repeatable builds with machine accuracy.

3D Print Materials

While concrete is the construction industry standard, its use poses myriad problems within 3D printing applications. The Company, therefore, has developed proprietary printing material(s) that would flow easily through the Mix and Pump Machine and the Structural 3D Robotic Printer’s extruder without slumping — while still bonding between layers, curing quickly, and maintaining its layer shape. The end product is a dry mortar with aggregates pre-mixed in the proper ratio, delivering perfect results every time with no guesswork.

By means of the Company’s equipment, the cementitious material is distributed layer-by-layer forming the walls. The material itself is manufactured by the Company and will exclusively be sold though the Company.

The Company intends to manufacture several types of 3D Print Materials for different uses and applications.

3D Structure Printing Design

When referring to the “3D Structural Printing Design” within this Offering Circular, it includes the proprietary shape of the walls and methodologies employed by the Company in printing any structure. The term is inclusive in that the Company has more than one Designs for structural elements (walls).

The 3D Structural Printing Design employs a Company-designed shape designed to emulate Concrete Masonry Units (“CMU(s)”) also known as cinderblocks. CMUs are the gold-standard for resilient construction because they are independently stable and allow for reinforcement with reinforcing bars (“rebar(s)”) and other stabilization/reinforcement methods. The Company has designed the 3D Structure Printing Design to emulate CMUs with respect to the ability to sustain stability independently and with reinforcement. Additionally, the Company’s Structure Design allows for mechanical, electrical, and plumbing components to be seamlessly included in the structures.

Apis Cor's 3D printed walls are virtually identical to CMU construction walls in both form and function. This enables the 3D Structural Printing Design to:

- Conform with existing CMU-based building codes

- Resist wind, water, fire, mold, and pests

-Simplify integration with plumbing, electrical, mechanical and finishing work

The 3D Structural Printing Design was developed by Company engineers to simplify the necessary structural calculations such that the design complies with local building codes that incorporate and are based on the use of CMUs. The Company’s 3D material reaches the ability to withstand 3,627 psi of vertical pressure after 28 days of curing, exceeding construction code standards for CMUs. The 3D Structural Printing Design conforms with the International Building Code for masonry construction – which many regional/local building codes adopted and incorporate.

Mixing and Pump Machine for 3D Printing Structural Material

The Company has also developed a proprietary 3D print material delivery system specific to the Company’s 3D Printing Robot. The inclusion of the mixer to the whole system reduces labor time significantly by reducing the need to mix the concrete or structuring materials by hand on the job site. The mixer mixes the correct ratio of materials and pumps it to the 3D Printing Robotics.

Company Bulk Trucks

The Company also intends to purchase and deploy a fleet of proprietary and Company-owned smart bulk trucks to deliver the perfect blend of dry print material in a vacuum sealed container. Transportation of the 3D Printing Structural Material requires a vacuum sealed container and specific temperature requirements to avoid tainting of the material. The Company will develop a fleet of these specialized bulk trucks upon a successful Offering.

Status of the Apis Cor Products

The Company has announced all of the above-named products to the public through the Company website (www.apis-cor.com). All of the Technologies are past the “proof of concept” prototype stage. As of April 2023, the Company has developed the initial commercial version of the commercial 3D Printer and Mixer Units and has begun sales to customers. The Company has also focused on implementation of it manufacturing infrastructure. Manufacturing of individual parts for the Company’s Technology/products is currently outsourced, however, finally assembly is done by the Company. The Company spent all of 2022 on progressing development and implementation of manufacturing procedures.

The Company will continue to use the Proceeds of this Offering to continue research and development, sales, and construction activities.

Principal Market and Distribution of the Company’s Products and Services

The Company has adopted an equipment leasing and equipment sales strategy with respect to the Structural 3D Robotic Printers, and a material sale strategy with respect to the 3D Print Material(s). In addition to these two revenue streams, the Company will provide technical assistance and customer support for its Customers.

The Company will distribute the “Apis Cor University” training and promotional materials through its website. The Company does intend to generate revenues from Apis Cor University.

The Company also intends to open regional showrooms and sales offices to increase sales and reinforce the Company brand. The showrooms will provide demonstrations of sample of 3D printed structures and the Company’s 3D Printing Technology. Furthermore, the Company intends to purchase real property and to place model homes and structures on that property for demonstration purposes.

Target Customers and Market

The Company’s target customers (the “Customers”) include, but are not limited to, low-rise residential construction companies, contractors, subcontractors, homebuilders, and real estate developers in the United States.

The Customers the Company will be marketing to are those who build multiple units within a single development including, but not limited to, residential housing projects/subdivisions (50+ units annually). The Customers will generally have previously built with masonry and wood framed single family residences, luxury residences, and middle class residences.

U.S. Census Bureau reports overall 1.6 million housing starts in 2021, including 1.12 single-family homes and 530,000 MDUs. Within the United States, there are 200 home builders who all together build about 450,000 units, each home builder ranges builds from 150 to 81,000 units annually.

In contrast, the Company’s Structural 3D Robotic Printers do not require a large crew to operate, and are capable of building the walls of a 2,300 SF house in about 40 hours which may drastically reduce the overall construction to 2-3 months (the remaining parts like roofing, windows and finishing are still done traditionally).

Distribution of Apis Cor Products

Apis Cor’s goal is to become the leading manufacturer and provider of Structural 3D printing equipment through both equipment leasing and equipment sales, 3D Print Material sales, and associated services provided by the Company. The core of revenue growth is around the leasing of the Structural 3D Robotic Printers and the sale of the 3D print material.

The Company markets the novel Technologies by initially providing printing services acting as a subcontractor or executing its own construction projects acting as a developer and/or construction partner. The goal of penetration strategy is to increase the customer acceptance, get more cases of permitted houses, and improve the product to a stage ready for mass production and use.

The Company will prove the Technology to potential customers by delivering information regarding the successful cases of 3D printed houses to increase customer acceptance. Although the Technology brings significant interest from potential customers, many are cautious to adopt the construction methods as a result of the novelty of the Company’s products. Rather than taking the perceived risk of being early adopters, many potential Customers will want to see more successful cases of 3D printed houses, smooth use of the equipment, and examples of how easily the Customers can learn to operate the equipment.

The Company has expanded its in-house sales department to (1) execute direct outreach to the homebuilders and developers; (2) work with inbound inquiries, educating them about the Technology and informing them as to the Company’s services.

Starting in 2022, the Company has implemented a “reservation” program, whereby potential Customers could place a deposit with the Company. These deposits secure the future option to purchase either a machine or a house built by the Company’s machines. In the case of a machine purchase, the deposit is $3,000 for a Printer and/or a Mixer. In the case of a home built by the Company’s machines, the deposit is $7,000. Once the Company is able to deliver the units, the deposit amounts will go towards the purchase price. These deposits have no expiration. The Company also has a paid waitlist for these services/products whereby a potential Customer can pay a non-refundable $200 to be on a list for future products/services.

The Company closed its Melbourne, FL showroom in September 2022. The Company deemed the maintenance of such a showroom to be an unnecessary expense. The Company now shows its products to Customers through direct contact and demonstrations. The Company still intends to build several model houses around the country to demonstrate the end product as well as building permit process and building performance features (insulation, reinforcement, different finishes, etc.).

The Company will also increase the advertising profile of its Apis Cor University in order to educate potential customers about the Technology. This will feature both free and paid videos demonstrating the Company’s products and services.

Apis Cor will also strive to be featured in widespread media features from documentary production companies. The Company has been contacted on several occasions by these production companies, but has not been able to be featured due to capital restraints.

Competitive Advantages

There are a handful of companies with strong presence and positive track record in the 3D printing construction market. However, most of these competitors use bulky equipment and expensive methods. Because of this, the competitors do not provide a service that achieves significant cost savings relative to traditional construction.

Apis Cor’s advantage is the unique design of the Structural 3D Robotic Printers which feature true mobility and compact dimensions causing the Technology to be easy to use and very scalable. The mobility of the equipment allows the Technology to print houses of any square footage, as the Structural 3D Robotic Printers can be easily moved along a whole construction area. No other current 3D construction technology matches this capability.

Special Purpose Entities

In July 2022, the Company established Apis Cor Construction LLC, a Florida limited liability company wholly-owned by Apis Cor Inc. The purpose of this subsidiary is to execute all construction operations (using the Technology).

The Company may establish additional Special Purpose Entities (if singular “SPE”, if plural “SPEs”) for the sole purpose of (1) acquiring, purchasing, disposing of, transferring, developing, redeveloping, or rehabilitating one or more properties; (2) acting as subcontractor(s) for one or more projects; or (3) acquiring, purchasing, disposing of, transferring, developing, redeveloping, rehabilitating, and/or renting business personal property including, but not limited to equipment and other business personal property. Every future SPE is intended to be a wholly-owned or wholly-controlled subsidiary. The Board has the sole and absolute discretion as to whether a Company will utilize a SPE structure for any transaction or series of transactions. Furthermore, the Board has sole and absolute discretion as to the structuring, including fee schedules, compensation, and governance, of any SPE.

Employees

As of the date of this Form 1-K, the Company has eight full-time employees.

Legal Proceedings

The Company is not presently a party to any material litigation, nor is any litigation known to be threatened against the Company. Furthermore, the Company has no bankruptcies, investigations, or criminal proceedings to disclose.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. The Company’s actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

Revenue

Total revenue for the fiscal year 2022 and 2021 was $54,849 and $233,750, respectively. The following summarizes the Company’s major sources of revenue:

3D Printed Structures

Revenue from 3D printed structures for fiscal year 2022 and 2021 was $0 and $62,800, respectively. This represents a decrease of $62,800 in 2022. During 2022, there were no equipment sales as the Company focused on finalizing the prototype equipment development and bringing the initial commercial version of the equipment to market. The Company completed this development and has begun sales of equipment in 2023. During 2021 the revenue was derived from the completion of two structures located in Missouri and Texas which were offered at a discount as the Company utilizing its prototype equipment under development at that time. These projects provided 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC, and other mechanical components.

Training Programs

The Company has developed 3D printing training programs offered in on-demand downloads and live seminar and workshop formats. Total revenue from training programs for fiscal year 2022 and 2021 was $54,849 and $160,950, respectively. This represents a decrease of $106,101. This decrease primarily resulted from the Company prioritizing its recourses and team for development of initial commercial version of the equipment and preparation for manufacturing.

Structural 3D Printers and Mix & Pump Machines

In 2022 and 2021, the Company continued to focus on further development of its Technologies and equipment for sale and/or lease and had not yet generated revenue from this product line. During 2023, the Company completed development of the initial commercial version of the Technology and is offering its equipment for sale, entered into sales agreements and received deposits for future production.

Operating Expenses

The Company classifies its operating expenses as professional fees, advertising and marketing, payroll and related expenses, facilities and maintenance expense, research and development and other operating expenses (other general and administrative, depreciation, and travel and entertainment).

Cost of Goods Sold for the fiscal year 2022 and 2021was $0 and $182,900, or 0% and 291% of related revenue from 3D printed structures, respectively. During 2022, there were no equipment sales as the Company focused on finalizing the prototype equipment development and bringing the initial commercial version of the equipment to market. The costs in 2021 were high, as a percentage of revenue, primarily due to transportation and direct expenses incurred at a higher cost on location. Cost advantages were not yet achievable due to the limited projects in fiscal year 2021.

Professional Fees for 2022 equaled $436,112 as compared to $116,366 for 2021. This represents an increase of $319,756, or 275%. This increase was primarily due to increased support for the Company’s development and growth.

Advertising and Marketing costs for 2022 equaled $331,708 as compared to $44,698 for 2021. This represents an increase of $287,010 or 642%. The increase in fiscal year 2022 was primarily due to the Company’s increased budget for 2022 to promote the Company to potential Customers and Investors, expand its presence in this developing industry, and brand recognition for the Technologies and equipment in preparation for product sales which began in 2023.

Payroll and Related Expenses for 2022 equaled $299,322 as compared to $217,919 for fiscal year 2021. This represents an increase of $81,403 or 37%. During fiscal year 2022, the Company hired additional staff and anticipates that it will increase these expenses to support increased product offerings and expansion of production capabilities.

Facility and Maintenance costs for fiscal year 2022 equaled $153,335 as compared to $114,886 for fiscal year 2021. This represents an increase of $38,449 or 33%. During fiscal year 2021, the Company entered into a lease agreement for a manufacturing and warehouse facility which was operational for the entire fiscal year 2022 in addition to contractual rent escalations effective for fiscal year 2022.

Research and Development costs for 2022 equaled $142,680 as compared to $552,261 for fiscal year 2021. This represents a decrease of $409,581 or 74%. The decrease in fiscal year 2022 was primarily due to the Company’s completion of the initial commercial version of the equipment development and shifting focus to bring the equipment to market. The Company has started sales of equipment in 2023. Research and Development will continue to be budgeted at relatively lower costs as the Company is committed to a continuous improvement program for its Technologies and products. Research and development expenses have historically consisted primarily of salaries, materials, tooling, shipping costs, manufacturing costs, and testing costs to design, develop, and test the Technologies. Also included are parts, tools and equipment acquired to produce prototypes for testing.

Net Loss from Operating Activities equaled $1,578,907 for fiscal year 2022 as compared to $1,207,603 for fiscal year 2021. This represents an increase by $357,305 or 31%. During fiscal year 2022 and 2021, the Company was primarily focused on developing its Technologies and expanding its brand recognition with advanced advertising and marketing activities. During fiscal year 2022, the Company made significant improvements in its Technologies and completed its development stage of its protype equipment. Management believes that revenues will increase significantly in the future. This belief is based on the fact that the Company has successfully brought its Technologies and products to the market and has begun sales in 2023.

Historical Results & Cash Flows

Limited sales commenced in 2021 and were decreased in 2022 as the Company focused on bringing the equipment development to completion and market ready. Sales have begun in 2023 however, we are still in the phase of limited sales and production optimization. During this stage in fiscal year 2022, the Company was primarily funded through Proceeds from its Regulation A+ Offering and its Regulation CF Offering described above, and an additional SAFE agreement. A major expense of the Company during this product development stage was research and development expenses necessary for the Company’s Technologies and product development, and production preparation. These one-time costs are not recurrent unless new products are developed in the future. However, certain research and development costs will be recurrent for improvements on the Company’s current Technologies and product enhancements. The Company's costs during initial sales and small batch production might be higher than that of the increased production phase due to economies of scale. Unit economics of the Company's product should significantly improve going into increased production. The historical financial result is thus not representative of future earnings and cash flow.

Liquidity and Capital Resources

As of December 31, 2022, the Company had cash of $480,985 as compared to $65,514 on December 31, 2021. This represents a difference of 734%.

Net cash used in operating activities for fiscal year 2022 was $1,487,881 as compared to $1,268,819 for fiscal year 2021. This represents an increase of $219,062 or 17%. The increase in net cash used in operating activities in fiscal year 2022 compared to fiscal year 2021 is primarily attributable to increased professional fees and advertising and marketing offset, in part, by decreased research and development expenses.

As of December 31, 2022, the Company had cash of $480,985, total assets of $1,648,356, working capital of $261,479 and stockholders’ capital of $1,648,356.

As of December 31, 2021, the Company had cash of $65,514, total assets of $718,477, working capital deficit of $1036,467 and stockholders’ deficit of $1,658,653. During 2022, the Company has financed its operations primarily through its Regulation A+ and Regulation CF offerings, and an additional SAFE agreement.

In fiscal year 2022, the Company raised additional capital through the sale of its securities from its Regulation A+ offering and issued 1,171,827 Shares of Common Stock with gross Proceeds of $1,171,827.

Additionally, in fiscal year 2022, the Company raised capital through the sale of its securities from its Regulation CF offering and issued 464,614 Shares of Common Stock with gross Proceeds of $405,197 in fiscal year 2022.

The Company will have additional capital requirements during fiscal year 2023 to bring its Technologies and products to market and grow the Company. During 2023, the Company completed development of the initial commercial version of the product and has begun offering its equipment for sale, entered into sales agreements and received deposits for future production.

Management believes that the commencement of sales of its 3D printers 2023, and that with additional financing from private and public offerings of its common stock from its in-process Offering in 2023, the Company will have sufficient funds to continue operations for at least twelve months from the date of this report.

There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future capital requirements. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce, delay, scale back or discontinue the development of its technologies and patents or discontinue operations completely.

ITEM 3 – DIRECTORS AND OFFICERS

Directors

Name	Position	Age	Term of Office
Anna Cheniuntai	Director	30	March 2020 - Present
Nikita Cheniuntai	Director	33	December 2019 - Present

Officers

Name	Position	Age	Term of Office
Anna Cheniuntai	Chief Executive Officer	30	March 2020 - Present
Nikita Cheniuntai	Chief Technology Officer	33	December 2019 - Present

Significant Employees

Name	Position	Age	Term of Office
Milton Kobus	Director of Sales	64	January 2023 - Present
Trevor Ragno	Director of Construction Technologies	27	March 2020 - Present

Nikita Cheniuntai, Founder and CTO

Education and Experience

Nikita Cheniuntai is an inventor, engineer, and entrepreneur with extensive experience in robotics and construction. His first company specialized in the manufacturing of industrial CNC machines and composite materials used for construction. After this position, Nikita founded a construction company. In 2014, Nikita executed two projects totaling approximately $5,000,000 USD in relation to building infrastructure for Olympic Games. These projects for the Olympics were to manufacture and deploy 5,000 signs (within only six months). These signs were made with concrete, metal frame, and high-resolution printed information - everything according to strict design requirements by the International Olympic Games Committee. Nikita’s exceptional experience in engineering and fabrication caused this previous company to execute the project on time and on such a high level that the company was recognized by Organizing Committees for the Olympic Games. Later, Nikita decided to apply his engineering talent and experience to change the way developers build today by founding Apis Cor. Nikita is an author of several patents related to Apis Cor Technology.

Nikita and his work have been recognized with several awards, including:

Publications and Awards

-Autodesk Technology Center in Boston - Resident

-Alumni of Alchemist Accelerator - 2020

-2020 list of Maverick Awards winners by BuiltWorlds - April 2020

-Leaders of Tomorrow, 49th St. Gallen Symposium, Switzerland - April 2019

-1st Place, NASA Phase 3 Construction Level 1&2, Final Design Level of 3D Printed-Habitat

-Centennial Challenge by NASA - 2018-2019 (see “Narrative of the Business” above)

-50 EMERGING GLOBAL ENTREPRENEURS TO WATCH IN 2017, by INC Magazine - April 2017

-Kairos50, Kairos Society, New York - Apr 2017

Duties of Nikita with the Company as CTO:

(1) Product Development and Design (including software and hardware);

(2) Design and direction of the Technology;

(3) Building technical team; selecting the key employees and C-Suite officers related to technology side of the business;

(4) Setup manufacturing processes; determining fabrication and manufacturing processes, approaches and technologies;

(5) Determining key vendors and suppliers;

(6) Driving Technology and product development strategy.

Anna Cheniuntai, co-founder and CEO

Education and Experience

Anna Cheniuntai is the Chief Executive Officer of Apis Cor. After earning her bachelor’s degree in Space Physics in 2014, Anna pursued a career in scientific research to entrepreneurship. She joined construction and industrial machinery manufacturing ventures pursued by Nikita Cheniuntai. Working alongside Nikita, Anna successfully managed a $5M project to construct and deploy the ground navigation system around the infrastructure of Olympic Games, 2014.

Duties of Anna with the Company as CEO:

(1) Directing the Operations of the Company;

(2) Directing day-to-day affairs of the Company;

(3) Implementing business and sales strategies;

(4) Finding, recruiting, vetting key employees including new Executive Officers and Significant Employees.

Milton Kobus, Director of Sales

Experience

Milton Kobus is a highly accomplished business professional with a track record of exceptional sales performance. He has achieved personal sales over $150 million and led his team to sales over $500 million. Additionally, he has established two successful startup companies with revenues of $50 million and $85 million respectively. Milton is a skilled negotiator and strategist who has spearheaded numerous large-scale deals.

He was instrumental in selling a $38 million unified communication network to the Health Care Financing Administration in Baltimore, completed a distribution agreement between Catalyst Telecom and eTelemetry, and closed $17 million in business at Dasher Lawless Warren, where he achieved 283% over quota and $228 million proposal backlog on AI, Automation, Cloud Services, Predictive Failure, EV and IoT Designs. He also spearheaded a joint marketing agreement that resulted in Convergent Networks purchasing Technology Control Services for $100 million.

At Ricoh USA, a Japanese multinational imaging and electronics company, Milton exceeded expectations, achieving $7.7 million in sales on a $5 million quota. At the Foundation for the Study of Cycles, he achieved $16.65 million on a $5 million quota.

Duties of Milton Kobus and Director of Sales

(1) Conducting direct sales of the equipment;

(2) Negotiations on sales terms with the buyers and potential customers;

(3) Business development;

(4) Working with existing prospects, reaching out to new incoming prospects and sales inquiries, sourcing potential customers and identifying new sales strategies.

Trevor Ragno, Director of Building Science and Performance

Education and Experience

Trevor Ragno is the Director of Building Science and Performance for Apis Cor. He has two Bachelor of Science degrees in both Real Estate and Business Management with an Associate’s degree in Urban Planning. He received a Masters degree in Real Estate Development from Clemson University - College of Business

Since 2016, Trevor Ragno has been a Chief Real Estate Partner of Aeronody Corporation, an Autonomous Aerial Systems (AAS) company offering remote centralized inspections and monitoring services using commercial UAVs to clients in the energy and utilities, critical infrastructure, agriculture and forestry, and public safety.

Duties of Trevor with the Company as Director of Building Science and Performance:

(1) Research, develop, and implement emerging and current applied construction technologies for construction 3D printing processes;

(2) Research and develop the construction technologies and solutions needed to integrate robotics 3D printing with conventional construction technologies;

(3) Development of educational content and information needed to demonstrate the integration of 3D printing with conventional construction technologies;

(4) Development of integration systems and technologies to improve and facilitate the use of the Company’s Structural 3D Robotic Printers with conventional construction methods;

(5) Heading the Apis Cor University project. Developing strategies and implementation of the training centers and training courses for current and potential Customers;

(6) Working with field personnel to train and educate them on technologies within current and future construction projects;

(7) Ensuring the correct implementation of the 3D Printing Technology with the construction projects;

(8)  Public speaking and presentations at industry events;

(9)  Building the training department of printer operators and other in-field staff.

Legal Proceedings Disclosure

There are no legal proceedings to disclose on behalf of the Company, its Directors, or Officers, including but not limited to bankruptcy, civil, or criminal proceedings.

Family Relationship Disclosure

Nikita and Anna Cheniuntai are husband and wife.

COMPENSATION TO DIRECTORS AND OFFICERS

The following table describes the compensation of the Officers for FY2022.

Name	Capacities in which Compensation was Received	Cash Compensation	Other Compensation (Cash Value)	Total Compensation
Nikita Cheniuntai	CTO	$70,293.60	$0	$70,293.60
Anna Cheniuntai	CEO	$70,293.60	$0	$70,293.60

Increases to Compensation for the Officers

The Company intends to increase the annual salaries of the above-named persons upon the receipt of sufficient Proceeds pursuant to the Offering. The proposed increase is not tied to the performance of the Officers. The salaries of the Officers will be set as below:

Nikita Cheniuntai – $96,000 gross annual salary

Anna Cheniuntai – $96,000 gross annual salary

ITEM 4 - SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name of Beneficial Owner	Amount of Shares Owned	Amount of Shares Acquirable	Percent of Class
Common Stock	Nikita Cheniuntai	62,766,954	0	62.62%
Common Stock	Anna Cheniuntai	26,900,123	0	26.84%
Preferred Stock*	At One Ventures	28,324,878	0	84.94%

*Throughout 2020, 2021, and 2022, the Company issued SAFEs to raise capital. In August 2022, the Company sold $1,000,000 in SAFEs to At One Ventures. the Company converted all outstanding SAFEs and all outstanding convertible notes on September 3, 2022. The conversion resulted in the issuance of 33,347,232 shares of Preferred Stock, representing all outstanding shares of Preferred Stock as of the date of this post-qualification amendment. There are no longer any convertible notes or SAFEs outstanding.

Nikita and Anna Cheniuntai: 3060 Venture Lane #101, Melbourne, FL 32934

At One Ventures: 767 19th Ave. #2, San Francisco, CA 94121

ITEM 5 - INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Loan #1 with Nikita Cheniuntai

Principal Amount: $43,000
Material Terms: On January 3, 2020, the Company entered into an unsecured promissory note with Nikita Cheniuntai for $43,000, with interest at 2% per annum. The note matured on January 3, 2023 with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The note was subsequently amended with a new maturity date of January 1, 2024. As of December 31, 2022, accrued interest was paid by Nikita Cheniuntai and is recorded in interest income in the financial statements.

Loan #2 with Nikita Cheniuntai

Principal Amount: $47,000
Material Terms: On January 13, 2021, the Company entered into an unsecured promissory note with Nikita Cheniuntai for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2022, accrued interest was paid by Nikita Cheniuntai and is recorded in interest income in the financial statements.

Loan #3 with Anna Cheniuntai

Principal Amount: $30,000
Material Terms: On December 30, 2022, the Company entered into an unsecured promissory note with Anna Cheniuntai for $30,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2022, accrued interest was paid by Anna Cheniuntai and is recorded in interest income in the financial statements.

ITEM 6 – OTHER INFORMATION

Certain Unregistered Sales of Equity Securities

On September 28, 2022, the Company filed a Form C to execute an offering of Company equity in the form of Common Shares. The Company is offering the Common Shares at the same price as the Regulation A offering ($1.00) per Share. As of December 31, 2022, the Company issued 464,614 shares of Common Stock with gross proceeds of $405,197 from the Regulation CF offering.

ITEM 7 – AUDITED FINANCIAL STATEMENTS FOR FY 2022 AND FY 2021 FOR THE PERIODS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

INDEPENDENT AUDITOR’S REPORT

To the Stockholders of Apis Cor Inc.

Opinion

We have audited the accompanying financial statements of Apis Cor Inc. (the “Company”), which comprise of the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“U.S. GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company has incurred net losses of approximately $1,539,000 for the year ended December 31, 2022. At December 31, 2022, the Company had an accumulated deficit of approximately $3,198,000. The net cash used in operating activities for the year ended December 31, 2022 totaled approximately $1,488,000. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we:

•	Exercise professional judgement and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

s//: Assurance Dimensions

Jacksonville, Florida

April 19, 2023

Apis Cor Inc.

Balance Sheets

As of December 31, 2022 and 2021

		2022	2021
Current assets	ASSETS
Cash		$480,985	$65,514
Accounts receivable		747	37,525
Prepaid expenses		6,646	15,410
Due from stockholder		10,025	5,839
Deferred offering costs		-	107,424
Other current assets		23,245	-
Total current assets		521,648	231,712

Non-current assets
Property and equipment, net		833,388	364,419
Operating lease right-of-use asset		153,724	-
Loans receivable from stockholder		120,000	90,000
Equipment deposit		-	10,000
Security deposits		19,596	22,346
Total assets		$1,648,356	$718,477
	LIABILITIES AND STOCKHOLDERS’ CAPITAL (DEFICIT)
Liabilities
Current liabilities
Accounts payable and accrued expenses		$13,265	$99,448
Customer deposits		84,066	40,019
Equipment loans payable		38,912	21,308
Convertible notes payable and accrued interest		-	174,404
Operating lease liability, current portion		107,054	-
Other current liabilities		16,878	-
Total current liabilities		260,175	335,179

Long-term liabilities
Equipment loans payable, non-current		188,561	111,951
SAFE liabilities		-	1,930,000
Operating lease liability, non-current		37,933	-
Total liabilities		486,669	2,377,130

Stockholders’ capital (deficit)
Preferred stock, $0.0000001 par value, 100,000,000 authorized, 33,347,232 and 0 shares issued and outstanding		333	-
Common stock, $0.000000827 par value, 400,000,000 authorized, 103,498,023 and 100,749,520 shares issued, and 96,445,557 and 93,697,054 shares outstanding as of December 31, 2022 and 2021, respectively		85	83
Additional paid-in capital		4,358,953	36
Treasury stock, 7,052,466 shares, at cost		(71)	(71)
Accumulated deficit		(3,197,613)	(1,658,701)
Total stockholders’ capital (deficit)		1,161,687	(1,658,653)
Total liabilities and stockholders’ capital (deficit)		$1,648,356	$718,477

Apis Cor Inc.

Statements of Operations

For the Years Ended December 31, 2022 and 2021

	2022	2021
REVENUE
Training programs	$54,849	$160,950
3D building printing	-	62,800
Total revenue	54,849	223,750

COST OF GOODS SOLD
Materials and supplies	-	73,703
Labor and outside services	-	48,915
Other direct expenses	-	60,282
Total cost of goods sold	-	182,900

GROSS PROFIT	54,849	40,850

EXPENSES
Professional fees	436,122	116,366
Advertising and Marketing	331,708	44,698
Payroll and related expenses	299,322	217,919
Facility and maintenance expense	153,335	114,886
Research and development	142,680	552,261
Other general and administrative	117,215	89,679
Depreciation	54,386	23,815
Travel and entertainment	44,139	47,979
Total operating expenses	1,578,907	1,207,603

LOSS FROM OPERATIONS	(1,524,058)	(1,166,753)

OTHER INCOME (EXPENSES)
Loss of disposal of asset	(2,202)	-
Interest expense	(15,346)	(9,206)
Interest income	2,694	1,767

NET LOSS	$(1,538,912)	$(1,174,192)

Apis Cor Inc.

Statements of Stockholders’ Capital (Deficit)

For the Years Ended December 31, 2022 and 2021

	Preferred Stock $0.00001 par value	Preferred Stock $0.00001 par value	Common Stock, $0.00000087 par value	Common Stock, $0.00000087 par value	Additional paid-in capital	Treasury Stock	Treasury Stock	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount		Shares	Amount
December 31, 2020	-	-	100,749,520	83	$17	-	$ -	$(484,509)	$(484,409)
Stock-based compensation	-	-	-	-	19	-	-	-	19
Treasury stock purchases	-	-	-	-	-	7,052,466	(71)	-	(71)
Net loss	-	-	-	-	-	-	-	(1,174,192)	(1,174,192)
December 31, 2021	-	-	100,749,520	83	36	7,052,466	(71)	(1,658,701)	(1,658,653)
Stock-based compensation	-	-	-	-	1,186	-	-	-	1,186
Stock issued for conversion of Convertible Notes Payable	2,762,172	28	1,112,062	1	176,580	-	-	-	176,609
Stock issued for conversion of SAFE liabilities	30,585,060	305	-	-	2,929,695	-	-	-	2,930,000
Stock issued, net of offering costs	-	-	1,636,441	1	1,251,456	-	-	-	1,251,457
Net loss	-	-	-	-	-	-	-	(1,538,912)	(1,538,912)
December 31, 2022	33,347,232	$333	103,498,023	$85	$4,358,953	7,052,466	$(71)	$(3,197,613)	$1,161,687

Apis Cor Inc.

Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:
Net loss	$(1,538,912)	$(1,174,192)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	54,386	23,815
Accrued interest on convertible notes payable	2,205	3,341
Loss on disposal of equipment	2,202	-
Stock-based compensation	1,186	19
Changes in working capital components:
Accounts receivable	36,778	(37,525)
Prepaid expenses	8,764	(12,679)
Other current assets	(23,245)	-
Operating lease right-of-use asset	(8,737)	-
Security deposits	2,750	(22,346)
Accounts payable and accrued expenses	(86,183)	81,448
Customer deposits	44,047	(130,700)
Other current liabilities	16,878	-
Net cash used by operating activities	(1,487,881)	(1,268,819)

Cash flows from investing activities:
Purchases of property and equipment	(557,557)	(282,553)
Proceeds from disposals of property and equipment	42,000	-
Equipment deposit	-	(10,000)
Net cash used by investing activities	(515,557)	(292,553)

Cash flows from financing activities:
Proceeds from equipment loans payable	148,874	98,500
Repayments on equipment loans payable	(54,660)	(8,513)
Proceeds from issuance of SAFE liabilities	1,000,000	1,640,000
Net loans to and repayments from stockholders	(34,186)	(57,361)
Proceeds from issuance of common stock from Reg A+ offering	1,171,827	-
Proceeds from issuance of common stock, net of costs from Reg CF offering	405,197	-
Purchase of treasury stock	-	(71)
Capital raise costs	(218,143)	(107,424)
Net cash provided by financing activities	2,418,909	1,565,131

Net change in cash	415,471	3,759
Cash, beginning of year	65,514	61,755
Cash, end of period	$480,985	$65,514

Supplemental and non-cash disclosures:
Cash paid for interest	$13,141	$4,744
Operating lease right of use asset and liability recorded on adoption of ASC 842	$241,287	$ -
Recognition of deferred offering costs	$107,424	$ -
Preferred stock issued for conversion of convertible notes payable	$126,649	$ -
Common stock issued for conversion of convertible notes payable	$11	$ -
Preferred stock issued for conversion of SAFE liabilities	$2,930,000	$ -

Apis Cor Inc.

Notes to Financial Statements

December 31, 2022 and 2021

Note A – Nature of Business and Organization

Apis Cor Inc. (the “Company”) was organized in December 2019 in the state of Delaware and begun operations in January 2020. The Company is a developer of on-site circular mobile 3D printers built for the construction industry. The Company offers a robotics arm that distributes a concrete mortar to create the desired shape of a building, with the intention of enabling clients to reduce the costs of building. The Company has created several prototype 3D and has already printed several developmental structures in addition to development of on-demand 3D printing training courses and live seminar and workshop offerings. The Company has begun sales of its 3D printing equipment in 2023.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Adopted Accounting Standards

Accounting standards promulgated by the Financial Accounting Standards Board (“FASB”) are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards, other than the ones described below, that is believes merit further discussion as the Company expects that none would have a significant impact on its financial statements.

Effective January 1, 2022, the Company adopted the new lease accounting guidance in Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The Company has elected the package of practical expedients permitted in Accounting Standards Codification (ASC) 842. Accordingly, the Company accounted for its existing operating leases as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs ASC 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022 (a) a lease liability of approximately $241,000, which represents the present value of the remaining lease payments of approximately $266,000, discounted using the Company’s incremental borrowing rate of 8.00%, and (b) a right-of-use asset approximately of $241,000.

Effective January 1, 2022, the Company adopted the ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments by eliminating the cash conversion and the beneficial conversion feature. The adoption did not have an impact on beginning equity.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit. The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. At December 31, 2022 and 2020, there were no cash equivalents.

Note B – Significant Accounting Policies

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a regular basis to determine collectability. Balances that are determined to be uncollectible are written off to the allowance for doubtful accounts. As of December 31, 2022, management determined that no allowance for doubtful accounts was needed.

Deferred Offering Costs

Deferred offering costs represents amounts paid for legal, consulting, and other offering expenses in conjunction with an offering. These costs are recognized as an offset against the proceeds upon consummation of an offering or to expense if the offering is not completed. As of December 31, 2022 and 2021, the Company has deferred approximately $0 and $107,000, respectively, related to the Company’s offerings of its common stock. The balance related to fiscal 2021 was offset against proceeds from the sale of common stock in 2022.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight-line method of depreciation is used over the following estimated useful lives:

Production equipment 8-15 years

Vehicles and trailers 8-10 years

Computers and equipment 5 years

Furniture & fixtures 7 years

Leasehold improvements Life of lease

Addition and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are represented as incurred. Gains and losses from the disposal of assets are recorded in the year of disposition.

Leases

The Company determines if an arrangement is a lease at inception. The Company’s manufacturing space is included in the balance sheet at December 31, 2022 as an operating lease right-of-use asset, Right-of-use liability, current portion, and Right-of-use liability, non-current.

ROU assets represent the right of use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Leases expense for lease payments is recognized on a straight-line basis over the lease term.

Customer Deposits

Customer deposits are recorded when payments from customers are received for future sales or services and are recognized as revenue on the date of the completion of the building, live training program or delivery of equipment. As of December 31, 2022 and 2021, customer deposits totaled approximately $84,000 and $40,000, respectively.

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contracts have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Company’s revenues are currently generated from 3D printed structures, on-demand training courses and live seminars and workshops. These services predominantly contain a single performance obligation, and revenue for such sales is recognized when the customer obtains control, which is typically when the product is delivered or the services is provided to the customer. Management has determined that there are no significant variable considerations.

The following summarizes the Company’s major revenue sources: 3D Printed Structures

3D printed structure revenue is generated from single projects. These projects provide 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components. The projects are scoped using a combination of variable and hourly expenses and fixed fee services. The revenue is typically earned upon completion and the customer takes control of the structure.

Training Program Sales

The Company has developed 3D printing training programs offered in on-demand download and live seminar and workshop formats. Revenue from the sale of these programs is recognized when the customer obtains control, which is typically when payment is made and download is available to the customer.

Payment terms and conditions vary, although terms generally include a requirement of payment at the time of the sale or performance of the service and are typically due within 30 days. Payments received in advance and not earned are included in customer deposits and recognized in the period in which it is earned. In circumstances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the Company’s contracts generally do not include a significant financing component. All revenue is earned in the United States.

Research and Development

Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter “product”) or a new process or technique (hereinafter “process”) or in bringing about a significant improvement to an existing product or process. Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes and operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes, and other on-going operations even though those alterations may represent improvements and it does not include market research or market testing activities.

Per ASC 730, Research and Development, The Company expenses research and development cost as incurred. Research and development costs for the year ended December 31, 2022 and 2021, was approximately $143,000 and $552,000, respectively.

Advertising and Marketing

Advertising and Marketing costs are expensed when incurred. During the year ended December 31, 2022 and 2021, advertising and marketing related expenses were approximately $332,000 and $45,000, respectively.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company’s income tax returns are subject to review and examination by federal and state authorities in accordance with prescribed statutes. When accrued, interest and penalties related to unpaid taxes are included in income tax expense.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2022 and 2021, respectively. The Company’s 2022 and 2021 tax years are open for examination for federal and state taxing authorities.

Offering Memorandum

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission to proceed with the public offering of its securities (the “Offering”). The Offering permits the Company to offer and sell 35,000,000 shares of common stock at $1.00 price per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registration contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this offering. There is presently no public market for the Company’s securities and the Company has engaged a fully regulated broker-dealer at a 3% commission of all assets.

During 2022 the Company launched an additional Regulation Crowdfunding offering to sell up to $5,000,000 in equity financing through the sale of up to 5,000,000 shares of its Common Stock at $1.00 price per share. In connection with the capital raise, the Company entered into an agreement with a funding portal for processing, transfer agent and other services.

Note C – Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At December 31, 2022, the Company had an accumulated deficit of approximately $3,198,000. The net cash used in operating activities for the years ended December 31, 2022 totaled approximately $1,488,000.

Sales of its 3D printers commence in 2023, and that with additional financing from private and public offerings of its common stock the Company will have sufficient funds to continue operations for at least twelve months from the date of this report.

Note D – Property and Equipment

Property and equipment consist of the following as of December 31:

	2022	2021
Production equipment	$346,045	$275,179
Vehicles and trailers	179,743	85,089
Computers and equipment	22,946	15,283
Furniture & fixtures	26,508	6,717
Construction in progress	309,792	-
Leasehold improvements	18,781	7,704
Total property and equipment	903,815	389,972
Less: accumulated depreciation	(70,427)	(25,553)
Property and equipment, net	$833,388	$364,419

For the year ended December 31, 2022 and 2021, respectively, total depreciation expense was approximately $54,000 and $24,000. At December 31, 2022 and 2021, there was approximately $351,000 and $0, respectively, in property and equipment that had not yet been placed in service.

Note E – Loans Receivable from Stockholder

On January 3, 2020, the Company entered into unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matured on January 3, 2023 with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The note was subsequently amended with a new maturity date of January 1, 2024. As of December 31, 2022 and 2021, accrued interest of $860 and $860, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2022 and 2021, accrued interest of $940 and $906, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

On December 30, 2022, the Company entered into an unsecured, promissory note with a stockholder for $30,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2022, accrued interest of $2 was paid by the stockholder and is recorded in interest income in the financial statements.

Note F – Equipment Loans Payable

On September 28, 2020, the Company purchased equipment and entered into a loan in the amount of $36,933. This loan has a 75-month term with an interest rate of 7.24% and a monthly payment of $615. As of February 2022, the equipment was traded-in on new equipment and the loan was satisfied. Interest expense paid during the year ended December 31, 2022 and 2021 totaled $368 and $2,420, respectively. As of December 31, 2022 and 2021, respectively, the outstanding principal balance was $0 and $31,173, with $0 and $5,333 of the total payable recorded as a current liability.

On November 4, 2020, the Company purchased equipment and entered into a loan in the amount of $7,225. This loan has a 60-month term with an interest rate of 10.49% and a monthly payment of $155. Interest expense paid during the year ended December 31, 2022 and 2021, respectively $555 and $683. As of December 31, 2022 and 2021, respectively, the outstanding principal balance was $4,638 and $5,949, with $1,453 and $1,311 of the total payable recorded as a current liability.

On July 29, 2021, the Company purchased equipment and entered into a loan in the amount of $98,500. This loan has a 72-month term with an interest rate of 6.06%. The first two monthly payments were $500 each with the following 70 monthly payments of $1,674. Interest expense paid during the year ended December 31, 2022 and 2021, respectively, totaled $7,406 and $1,984. As of December 31, 2022 and 2021, respectively, the outstanding principal balance was $81,472 and $96,136 with $15,578 and $14,664 of the total payable recorded as a current liability.

On February 14, 2022, the Company purchased equipment paid in part with value from trade-in equipment and entered into a loan in the amount of $55,734. This loan has a 75-month term with an interest rate of 10.49% and a monthly payment of $1,016. Interest expense paid during the year ended December 31, 2022 totaled $4,672. As of December 31, 2022, the outstanding principal balance was $50,243 with $7,268 of the total payable recorded as a current liability.

On August 28, 2022, the Company purchased equipment and entered into a loan in the amount of $29,546. This loan has a 75-month term with an interest rate of 7.94% and a monthly payment of $503. Interest expense paid during the year ended December 31, 2022 totaled $676. As of December 31, 2022, the outstanding principal balance was $28,714 with $3,891 of the total payable recorded as a current liability.

On September 13, 2022, the Company purchased equipment and entered into a loan in the amount of $34,345. This loan has a 54-month term with an interest rate of 7.03% and a monthly payments of $99 for the first six months and $809 for the remaining 48 months. Delivery of the equipment is expected in 2023. Interest expense paid during the year ended December 31, 2022 totaled $0. As of December 31, 2022, the outstanding principal balance was $34,345 with $5,710 of the total payable recorded as a current liability.

On September 15, 2022, the Company purchased equipment and entered into a loan in the amount of $29,250. This loan has a 60-month term with an interest rate of 8.48% and a monthly payment of $600. Interest expense paid during the year ended December 31, 2022 totaled $610. As of December 31, 2022, the outstanding principal balance was $28,060 with $5,011 of the total payable recorded as a current liability.

The aggregate future maturities of notes payable are as follows as of December 31, 2022:

Years Ending December 31,	Amount
2023	$38,912
2024	44,358
2025	47,166
2026	49,193
2027	37,077
Thereafter	10,767
$227,473

Note G – SAFE Liabilities

During 2021 and 2020, the Company offered their investors a Simple Agreement for Future Equity (“SAFE”) contract, which allowed an investor to make an upfront payment for the right of future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount of 0% to 85%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any.

A key event that will cause conversion of these agreements into future equity include an Equity

Financing as follows:

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock, or (2) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE price.

The Company closed on transactions pursuant to its Regulation A+ offering of common stock in the aggregate investment amount exceeding $1 million, whereupon the Equity Financing terms were met and SAFEs automatically convert into shares of the Company’s preferred stock effective September 1, 2022.

The Company had raised $2,930,000 through these SAFE contracts and issued 30,585,060 shares of Preferred Stock related to conversion of the SAFEs. (See Note I)

Note H – Convertible Notes Payable

During 2020, the Company offered their investors a series of 18-month 2% convertible promissory notes, (collectively, the “Notes”). Upon conversion, these shareholders would have the same rights as the current preferred shareholders. A key event that will cause conversion of these agreements into future equity include a Qualifying Financing as follows:

Qualified Financing: If there is a qualified financing prior to a change in control or payment in full of these Notes, all principal together with all accrued but unpaid interest under these Notes shall automatically convert into shares of the Company’s preferred stock at the lesser of (i) a range of 80% and 85%, as defined in each individual Note, of the price per share paid by the purchasers for cash of the largest number of equity securities in the qualified financing, or (ii) the price obtained by dividing the target valuation by the Company’s fully-diluted outstanding capitalization (including these Notes and other convertible securities issued by the Company, including but not limited to: (a) SAFE contracts; (b) convertible promissory notes and other convertible debt instruments; and (c) convertible securities that have the right to convert into shares of common stock) immediately prior to the qualified financing (the “Conversion Price”). The total number of shares of stock that the holder shall be entitled to upon conversion of these Notes shall be equal to the number obtained by dividing (i) all principal and accrued but unpaid interest under such Note by (ii) the Conversion Price (the “Total Number of Shares”).

As of December 31, 2020, the Company had raised $160,000 through these convertible notes with maturity dates ranging from November 11, 2021 to June 20, 2022. During the fiscal year ended December 31, 2020, the Company also issued $9,800 in convertible notes payable for research and development services.

The Company closed on transactions pursuant to its Regulation A+ offering of common stock in the aggregate investment amount exceeding $1 million, whereupon the Qualified Financing terms were met and Convertible Notes Payable automatically convert into shares of the Company’s common stock and/or preferred stock effective September 1, 2022.

The Company issued 2,762,172 shares of Preferred Stock and 1,112,062 of Common Stock related to conversion of the total principal and accrued interest of $176,609 from Convertible Notes Payable. (See Note I)

Note I – Stockholders’ Capital (Deficit)

On September 15, 2021, the Company executed an Amended and Restated Certificate of Incorporations which, among other things, authorized the issuance 100,000,000 shares of preferred stock with a par value of $0.00001 per share with 50,000,000 designated to Preferred Stock. Such designation, rights and preferences may be determined from time-to-time by the Company’s board of director and authority is expressly vested in the board of directors, to authorize the issuance of one or more series of preferred stock.

During 2022, the Company issued 33,347,232 shares of Preferred Stock pursuant to the conversion of the SAFEs and Convertible notes Payable. (See Notes G and H)

Additionally, pursuant to the 2021 Amended and Restated Certificate of Incorporation, the Company increased the number of authorized common stock to 400,000,000 shares available for issuance on the same terms and at the same price as the initial authorization and effected a 12.0899429354-for-1 stock split of the issued common stock resulting in par value of $0.000000827 per share. Immediately following this stock split 7,052,466 shares were redeemed for $71 to be held as treasury stock until duly issued by the Company.

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission under Regulation A+ to proceed with the public offering of its securities (the “Regulation A+ Offering”). The Regulation A+ Offering permits the Company to offer and sell 35,000,000 shares of common stock at a purchase price of $1.00 per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

There are no underwriting fees associated with this Regulation A+ Offering. The Company has engaged a fully regulated broker-dealer at a 3% commission of all sales. As of December 31, 2022, the Company issued 1,171,827 shares of common stock at a purchase price of $1 per share and recognized $290,921 of offering costs related to the Company’s Regulation A+ Offering.

During 2022 the Company launched an additional Regulation Crowdfunding offering to sell up to $5,000,000 in equity financing through the sale of up to 5,000,000 shares of its Common Stock at a purchase price of $1.00 per share. In connection with the capital raise, the Company entered into an agreement with a funding portal for processing, transfer agent and other services. Under this agreement the Company is to pay certain fees for services received and various commissions on proceeds raised for the offering with 6% of the net proceeds held in escrow for up to six months following the close of the offering. As of December 31, 2022, deposits held totaled $23,244 and is recorded in other current assets in the financial statements. The funding portal is also to receive 3% commission paid in equity at the same rate as the offering upon completion of the offering after final proceeds are determined.

During 2022, the Company sold 464,614 shares of common stock under the Regulation Crowdfunding for net proceeds, after platform commissions and related costs, of $405,197 and recognized $34,646 of related offering costs. The Company will also be required to provide various physical good perks offered to investors based on the amount invested.

Note J – Stock Option Plan

In September 2021, the Company established the 2021 Equity Ownership Plan (the “2021 Plan”). The purpose of the plan is to attract and retain the services of selected employees, officers, managers, advisors and other key contributors to the Company and believes that the 2021 Plan will encourage the participants to contribute materially to the Company’s growth, thereby benefiting its shareholders, and will align the economic interests of the participants with those of the shareholders. The maximum number of shares that may be the subject of awards under the 2021 Plan shall be equal to ten percent (10%) of the outstanding capital stock of the Company, on a fully converted basis.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility has been estimated based on the historical volatility of an industry sector index. The expected life of options granted is derived from the terminations date related to the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were used to determine the fair value of the stock options for the year ended December 31:

	2022	2021
Estimated fair value of underlying stock at grant date	$0.00001 - $1.00	$0.00001
Exercise price	$0.00001 - $1.00	$0.00001
Expected life	10 years	10 years
Risk-free interest rates	1.52% - 3.42%	1.52% - 1.61%
Volatility	0%	0%

Total stock-based compensation charged to operations for option-based arrangements amounted to $1,182 and $19 for the year ended December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, respectively, there was approximately $10,600 and $50 of unrecognized stock-based compensation expense.

A summary of the status of the Company’s outstanding stock options as of December 31, 2022 and changes during 2022 and 2021 are as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2021	-	$ -
Granted	6,049,173	0.08328
Exercised	-	-
Forfeited	(906,746)	(0.55556)
Outstanding at December 31, 2021	5,142,426	0.00001
Granted	40,000	1.00000
Exercised	-	-
Forfeited	(1,007,496)	(0.00001)
Outstanding December 31, 2022	4,174,930	0.00959

A summary of the status of the Company’s outstanding stock options as of December 31, 2022 is as follows:

Exercise Price	Shares	Contractual Life (Days)
$0.00001	4,134,930	3,196
$1.00000	40,000	3,486
$0.00959	4,174,930	3,198

Note K – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the years ended December 31, 2022 and 2021, respectively, since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Significant components of the Company’s net deferred tax assets are as follows as of December 31:

	2022	2021
Net operating loss carry forward	$606,467	$438,849
Research and development	26,967	-
Property and equipment	(106,279)	(99,559)
Valuation allowance	(527,155)	(339,290)
Net deferred tax asset	$ -	$ -

At December 31, 2022 and 2021, the Company had federal net operating loss carryforwards of approximately $2,888,000 and $1,618,000, respectively. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events including significant changes in ownership interests. The Company’s federal and state blended tax rate was 21.00% and 27.32% for the years ended December 31, 2022 and 2021, respectively.

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carryforwards which can be used in future years, and utilization of net operating loss carryforwards cannot be sufficiently assured at December 31, 2022 and 2021.

Note L – Operating Leases

Starting on April 1, 2021, the Company leases manufacturing space in Melbourne, Florida from an unrelated party with monthly base payments of approximately $7,280 plus variable lease costs including applicable sales taxes and common area maintenance costs subject to change at the beginning of each calendar year to make equal to the actual costs for the previous calendar year. The lease matures in April 2024. The base rent is subject to a fixed increase every year of approximately 3%.

As of December 31, 2022, the Company recorded right-of-use asset (ROU) of $153,724 and total lease liability of $144,987 based on a weighted average discount rate of 8.0% at lease inception.

The ROU asset for the year ended December 31, 2022 is summarized below:

Operating lease ROU asset	$241,287
Less accumulated reduction	(87,563)
Balance of ROU asset	$153,724

Operating lease liability related to the ROU asset is summarized below:

Operating lease liability	$241,287
Reduction of lease liability	(96,300)
Total	$144,987

The components of lease expense were as follows for the year ended December 31, 2022:

Operating lease cost	$137,465

Maturities of lease liabilities were as follows as of December 31, 2022:

Years ended December 31:	Operating Leases
2023	$114,808
2024	38,568
2025	-
2026	-
2027	-
Thereafter	-
153,376
Less: interest	(8,389)
Present value of lease payments	$144,987

Weighted average remaining lease terms were as follows as of December 31, 2022:

Operating leases	1.33 years

Weighted average incremental borrowing rates were as follows as of December 31, 2022:

Operating leases	4.57%

Note M – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgement. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sough therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

COVID-19

Management has concluded that the COVID-19 outbreak in 2021 and 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus has had on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near terms that could materially impact the Company’s financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

Note N – Subsequent Events

On March 20, 2023 the Company entered into a 36-month operating lease agreement to increase its manufacturing space by 1,814 sq ft. Monthly payments consist of a fixed base rent and a pro rata share of common area maintenance charges which may be adjusted for the landlords operating costs at the beginning of each calendar year each. Monthly rental payments of $3,118 commence on April 1, 2023.

Subsequent to the date of the balance sheet, the Company issued an additional 301,135 of common stock at a purchase price of $1 per share.

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 19, 2023, the date the financial statements were available for issuance, and determined that the following items required disclosure.

ITEM 8 - EXHIBITS

Exhibit 2A: Amended and Restated Certificate of Incorporation

Exhibit 2B: Bylaws of Apis Cor Inc.

Exhibit 4.: Subscription Agreement

Exhibit 8: Escrow Agreement with Wilmington Trust National Association

Exhibit 11: Written Expert Consent Letter of Assurance Dimensions

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized:

(Exact name of the Issuer as specified in its Charter)

Apis Cor Inc.

3060 Venture Lane #101

Melbourne, FL 32934

s/ Anna Cheniuntai

Anna Cheniuntai, Chief Executive Officer

(Date): April 27, 2023

Location Signed: City of Melbourne, FL

s/ Nikita Cheniuntai

Nikita Cheniuntai, Chief Technology Officer

(Date): April 27, 2023

Location Signed: City of Melbourne, FL